SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Maxus Realty Trust, Inc.
(Name of Issuer)

Common stock, $1.00 Par Value
(Title of Class of Securities)

655379105
(CUSIP Number)

Scott M. Herpich
LATHROP & GAGE L.C.
2345 Grand Avenue, Suite 2800
Kansas City, Missouri 64108-2684
(816) 292-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

4/01/04
(Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

_________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

David L. Johnson

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a)	[x]
(b)	[ ]

(3) SEC Use Only

(4)  Source of Funds (See Instructions)

PF*

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization

United States

Number of Shares	(7) Sole Voting Power	None
Beneficially Owned by Each	(8) Shared Voting Power	160,632
Reporting Person	(9) Sole Dispositive Power	None
With	(10) Shared Dispositive Power	160,632

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

160,632

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 12.8%**

(14) Type of Reporting Person (See Instructions) IN
**A portion of these funds was obtained by purchasing on a margin account.
** This percentage is obtained by dividing all shares deemed to be beneficially owned by the Reporting Persons (including shares of Securities the Reporting Persons may acquire in exchange for all MOLP Units held by him) by the sum of (i) 1,241,677 shares of the Securities outstanding as of May 1, 2004, and (ii) 9,621 shares of the Securities which would be received upon conversion of 9,621 MOLP Units.

(1)  Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

Sandra L. Castetter

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a)	[x]
(b)	[ ]

(3) SEC Use Only

(4)  Source of Funds (See Instructions)

PF*

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization

United States

Number of Shares	(7) Sole Voting Power	None
Beneficially Owned by Each	(8) Shared Voting Power	160,632
Reporting Person	(9) Sole Dispositive Power	None
With	(10) Shared Dispositive Power	160,632

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

160,632

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 12.8%**

(14) Type of Reporting Person (See Instructions) IN
**A portion of these funds was obtained by purchasing on a margin account.
** This percentage is obtained by dividing all shares deemed to be beneficially owned by the Reporting Persons (including shares of Securities the Reporting Persons may acquire in exchange for all MOLP Units held by him) by the sum of (i) 1,241,677 shares of the Securities outstanding as of May 1, 2004, and (ii) 9,621 shares of the Securities which would be received upon conversion of 9,621 MOLP Units.

Item 1. Security and Issuer.

         This Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D relates to the common stock, par value $1.00 per share (the “Securities”), of Maxus Realty Trust, Inc., a Missouri Corporation (the “Company”). The principal executive offices of the Company are located at 104 Armour, North Kansas City, Missouri 64116.

         Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the original report on the Schedule 13D, and the amendments thereto.

Item 2. Identity and Background.

         This report is filed by David L. Johnson (“Mr. Johnson”) and Sandra L. Castetter (“Ms. Castetter”). The foregoing persons are hereafter referred to as the “Reporting Persons”.

         Mr. Johnson is a citizen of the United States whose business address is 104 Armour, North Kansas City, Missouri 64116. Mr. Johnson is Chairman, President and a trustee of the Company. Additionally, Mr. Johnson is Chairman of Maxus Properties, Inc. (“Maxus”), a Missouri corporation located at 104 Armour, North Kansas City, Missouri 64116. Maxus specializes in commercial property management. Mr. Johnson is also a licensed real estate broker in the State of Missouri.

         Ms. Castetter is a citizen of the United States whose personal residence is located at 4617 NW Normandy Lane, Kansas City, Missouri 64116.

         During the past five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons acknowledge that they constitute a group. Pursuant to Rule 13d- 5(b) of the Securities Exchange Act of 1934, the group is deemed to beneficially own all of the shares of the individual shares of the group.

Item 3. Source and Amount of Funds or Other Consideration.

         On April 1, 2004, Mr. Johnson acquired 100% of the equity interests of FQE, L.L.C., a Missouri limited liability company (“FQE”) that owned 41,645 shares of the Securities as of that date. The total amount of funds used by Mr. Johnson to acquire the equity interests of FQE, which owned 41,645 shares of the Securities reported in Item 5(c) was $459,344. The equity interests of FQE were acquired with the use of personal funds and the cancellation of a demand note FQE executed in favor of Mr. Johnson.

         In addition, the Reporting Persons are deemed to have acquired an additional 9,621 shares of the Securities as a result of the acquisition on May 1, 2004 of 9,621 limited partnership units of Maxus Operating Limited Partnership, a Delaware limited partnership (“MOLP”). MOLP limited partnership units (“MOLP Units”), for certain persons including the Reporting Persons, may be exchanged for an equal number of shares of the Securities or cash, at the Company’s discretion, after a one-year holding period. The MOLP Units were acquired with the use of personal funds.

         The Reporting Persons also acquired an additional 8,334 shares of the Securities through a private placement on June 11, 2004. The additional shares were acquired with the use of personal funds.

Item 5. Interest in Securities of the Issuer.

         (a)        The aggregate number and percentage of the Securities to which this Schedule 13D relates is 160,632 shares, representing 12.8% of the outstanding shares. The foregoing percentage is obtained by dividing all shares deemed to be beneficially owned by the Reporting Persons (including shares of Securities the Reporting Persons may acquire in exchange for all MOLP Units held by him) by the sum of (i) 1,241,677 shares of the Securities outstanding as of May 1, 2004, and (ii) 9,621 shares of the Securities which would be received upon conversion of 9,621 MOLP Units. In addition, each of the Reporting Persons may be deemed to share indirect beneficial ownership of the Securities beneficially owned by the other Reporting Persons because of the formation of the group. However, each individual Reporting Person disclaims any indirect beneficial ownership of shares owned by other individual members of the group resulting solely from the existence of the group.

         Mr. Johnson is (i) the direct beneficial owner of 150,561 shares of the Securities that are jointly owned by Mr. Johnson and Ms. Castetter and 150 shares of the Securities held in an individual retirement account for his benefit; (ii) the indirect beneficial owner of 3,621 MOLP Units that are held by Bond Purchase, L.L.C., a Missouri limited liability company in which Mr. Johnson and Ms. Castetter are the majority equity interest holders; (iii) the indirect beneficial owner of 6,000 MOLP Units that are held by DLJ Enterprises, Inc., a Missouri corporation in which Mr. Johnson and Ms. Castetter are the majority stockholders; and (iv) the indirect beneficial owner of 300 shares of the Securities held by Mr. Johnson’s and Ms. Castetter’s minor son and daughter, representing in the aggregate approximately 12.8% of the outstanding shares of the Securities (as calculated in Item 5(a) above).

         Ms. Castetter is (i) the direct beneficial owner of 150,561 shares of the Securities that are jointly owned by Mr. Johnson and Ms. Castetter; (ii) the indirect beneficial owner of 3,621 MOLP Units that are held by Bond Purchase, L.L.C., a Missouri limited liability company in which Mr. Johnson and Ms. Castetter are the majority equity interest holders; (iii) the indirect beneficial owner of 6,000 MOLP Units that are held by DLJ Enterprises, Inc., a Missouri corporation in which Mr. Johnson and Ms. Castetter are the majority stockholders; and (iv) the indirect beneficial owner of 150 shares of the Securities held in Mr. Johnson’s individual retirement account and 300 shares of the Securities held by Mr. Johnson’s and Ms. Castetter’s minor son and daughter, representing in the aggregate approximately 12.8% of the outstanding shares of the Securities (as calculated in Item 5(a) above).

         (b)        Mr. Johnson and Ms. Castetter share the direct power to vote and direct the disposition of the 150,561 shares held jointly by Mr. Johnson and Ms. Castetter, and the 300 shares held by their minor son and daughter. Mr. Johnson has the sole power to vote and direct the disposition of the 150 shares held in an individual retirement account for his benefit.

         (c)        During the past sixty days the Reporting Persons acquired 8,334 shares of the Securities through a private placement. In addition, the Reporting Persons acquired (i) 9,621 MOLP Units on May 1, 2004, which for certain persons including the Reporting Persons, may be exchanged for an equal number of shares of the Securities under certain circumstances, and (ii) 41,645 shares of the Securities when they acquired 100% of the equity interests of FQE on April 1, 2004 (FQE subsequently distributed all 41,645 shares of the Securities to Mr. Johnson and Ms. Castetter).

         (d)        No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Securities, including, but not limited to, transfer or voting of any such Securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The Reporting Persons disclaim beneficial ownership of the following shares that have been pledged to the Reporting Persons, which the Reporting Persons currently have no right to vote or dispose, (i) 49,946 shares of the Securities pledged as collateral to Sunset Plaza Realty Partners, L.P. (“Sunset”), a limited partnership in which Mr. Johnson and Ms. Castetter indirectly are the principal equity interest holders, to secure loans made by Sunset, (ii) 37,881 shares of the Securities pledged by NKC Associates, L.L.C. (“NKC”), to an affiliate of Mr. Johnson, Bond Purchase, L.L.C., a Missouri limited liability company of which Mr. Johnson is the principal equity interest holder, to secure a demand loan and (iii) 2,000 shares of the Securities pledged by Michael P. McRobert to Maxus Properties, Inc., an entity in which Mr. Johnson has a 41% percent equity interest and is the chief executive officer.

Item 7. Material to be Filed as Exhibits.

         99.1 Joint Filing Agreement

SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ David L. Johnson
David L. Johnson

Dated: December 8, 2004

/s/ Sandra L. Castetter
Sandra L. Castetter

Dated: December 8, 2004

EXHIBIT INDEX

      99.1 Joint Filing Agreement

Exhibit 99.1

JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock of Maxus Realty Trust, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the day set forth below.

/s/ David L. Johnson
David L. Johnson

Dated: December 8, 2004

/s/ Sandra L. Castetter
Sandra L. Castetter

Dated: December 8, 2004